Exhibit 99.1
Invitation to the
Twenty-fourth Annual General Meeting of Shareholders
of SAP AG
of Walldorf, Germany
Securities Identification Number (Wertpapierkennnummer): 716 460
ISIN: DE 000 7 164 600
The shareholders in our Company are hereby invited to attend the twenty-fourth annual General Meeting of Shareholders at SAP Arena, Xaver-Fuhr-Str. 150, 68163 Mannheim, Germany, on Wednesday, May 25, 2011, at 10.00 hrs (Central European Summer Time — CEST).
Overview of Contents
I.	Agenda
1.	Presentation of the adopted annual financial statements and the approved group financial statements, the combined management report and group management report of SAP AG, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; HGB), and the Supervisory Board’s report, each for fiscal year 2010

2.	Resolution on the appropriation of the retained earnings of fiscal year 2010

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2010

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2010

5.	Appointment of the auditors of the financial statements and group financial statements for fiscal year 2011

6.	Resolution on the amendment to Section 4 of the Articles of Incorporation to reflect changes in the capital structure since the Articles of Incorporation were last amended as well as on the cancellation of Contingent Capital VI and the corresponding amendment to Section 4 of the Articles of Incorporation

7.	Resolution on the authorization of the Executive Board to issue convertible and/or warrant-linked bonds, the option to exclude shareholders’ subscription rights, the cancellation of Contingent Capital IV and Contingent Capital IVa, the creation of new Contingent Capital IV and the corresponding amendment to Section 4 of the Articles of Incorporation

8.	Resolution on the approval of a Control and Profit Transfer Agreement between SAP AG and a subsidiary

II.	Report of the Executive Board concerning agenda item 7

III.	Further information and details concerning the General Meeting of Shareholders

I.	AGENDA

1.	Presentation of the adopted annual financial statements and the approved group financial statements, the combined management report and group management report of SAP AG, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the Commercial Code (HGB), and the Supervisory Board’s report, each for fiscal year 2010

These documents and the Executive Board proposal for the appropriation of retained earnings can be viewed on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

On March 18, 2011, the Supervisory Board approved the annual financial statements prepared by the Executive Board on March 3, 2011 in accordance with Section 172 sentence 1 of the German Stock Corporation Act (Aktiengesetz; AktG). The annual financial statements have thus been adopted. At the same time, the Supervisory Board also approved the group financial statements. In accordance with Section 173 (1) AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group financial statements. The other aforementioned documents, too, must merely be made available to the General Meeting of Shareholders, without a resolution (except in respect of the appropriation of retained earnings) being required.

2.	Resolution on the appropriation of the retained earnings of fiscal year 2010

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2010, reported in the annual financial statements, in the amount of € 5,212,850,165.71, are to be appropriated as follows:

Payment of a dividend in the amount of € 0.60 per no-par value share carrying dividend rights	= € 713,054,439.00
Transfer to other reserves	€ 1,000,000,000.00
and carry-forward of the remainder to new account	= € 3,499,795,726.71
The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,188,424,065.00, divided into 1,188,424,065 no-par value shares, as at the date of preparation of the annual financial statements (March 3, 2011).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 0.60 per no-par value share carrying dividend rights. Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly. If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.
Payment of the dividend will be effected promptly after the General Meeting of Shareholders and is expected to take place on or after May 26, 2011.

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2010

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2010 be formally approved for that period.

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2010

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2010 be formally approved for that period.

5.	Appointment of the auditors of the financial statements and group financial statements for fiscal year 2011

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the financial statements and group financial statements for fiscal year 2011.

6.	Resolution on the amendment to Section 4 of the Articles of Incorporation to reflect changes in the capital structure since the Articles of Incorporation were last amended as well as on the cancellation of Contingent Capital VI and the corresponding amendment to Section 4 of the Articles of Incorporation

Owing to the issue of new shares following the exercise of subscription rights granted under the SAP AG 2000 Long Term Incentive Plan, the capital stock has increased, and Contingent Capital IIIa has been reduced accordingly. The amounts and figures stated in Section 4 (1) and (6) of the Articles of Incorporation are to be amended to reflect the changes which occurred up to December 31, 2010. Moreover, Contingent Capital VI, which was to be used in order to serve stock options granted under the SAP Stock Option Plan 2002, is to be cancelled because all stock options issued under this plan have either been exercised or have expired and no further stock options may be issued under this plan. Section 4 (10) of the Articles of Incorporation is therefore to be deleted.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	Article 4 (1) of the Articles of Incorporation is restated as follows:

“The Company’s capital stock amounts to € 1,226,822,697 and is divided into 1,226,822,697 no-par value ordinary shares.”

b)	Article 4 (6) sentence 1 of the Articles of Incorporation is restated as follows:

“The capital stock is subject to a further contingent increase by € 35,391,628 by issuing up to 35,391,628 no-par value ordinary voting bearer shares (Contingent Capital IIIa).”

c)	The remaining portion of Contingent Capital VI, which was created by resolution of the General Meeting of Shareholders of May 3, 2002 under agenda item 11, is cancelled.

Article 4 (10) of the Articles of Incorporation is deleted. The former Article 4 (11) will now be Article 4 (10).
7.	Resolution on the authorization of the Executive Board to issue convertible and/or warrant-linked bonds, the option to exclude shareholders’ subscription rights, the cancellation of Contingent Capital IV and Contingent Capital IVa, the creation of new Contingent Capital IV and the corresponding amendment to Section 4 of the Articles of Incorporation

By two resolutions adopted by the General Meeting of Shareholders of May 9, 2006, the Executive Board was authorized to issue convertible and/or warrant-linked bonds on or before May 8, 2011 in an aggregate principal amount of up to € 5 billion in each case and carrying conversion or option rights in respect of shares in the Company representing a pro rata share in the capital stock of up to € 100 million. In view of the fact that the authorizations that were granted in this context have expired without having been exercised, it is proposed to the General Meeting of Shareholders that a new authorization be granted for the issue of convertible and/or warrant-linked bonds in order to ensure that the Company will have this instrument at its disposal, should the need arise, also in the coming years. The authorization permits the issue of bonds carrying conversion or option rights in respect of SAP AG shares representing a pro rata amount of capital stock of up to € 100 million.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	Authorization to issue convertible and/or warrant-linked bonds and on the exclusion of shareholders’ subscription rights
(aa)	Authorization period, principal amount, term, number of shares

The Executive Board is authorized, subject to the consent of the Supervisory Board, to issue bearer and/or registered convertible and/or warrant-linked bonds (hereinafter also referred to as the Bonds) on one or more occasions on or before May 24, 2016 in an aggregate principal amount of up to € 7.5 billion with a maximum term of thirty years and to grant to the holders or creditors of Bonds conversion or option rights in respect of SAP AG shares representing a pro rata amount of capital stock of up to € 100 million in accordance with the more detailed terms and conditions of the Bonds (hereinafter also referred to as the Bond Terms).

(bb)	Currency, issue by majority holdings

To the extent legally permissible and limited to the relevant euro equivalent, the Bonds may be issued not only in euro but also in the legal currency of an

OECD country. They may also be issued by any direct or indirect majority holdings of SAP AG (companies in which SAP AG directly or indirectly holds a majority of votes and capital), in which case the Executive Board is authorized, subject to the consent of the Supervisory Board, to provide the guarantee for the Bonds on behalf of SAP AG and to grant or guarantee to the holders or creditors of such Bonds convertible or option rights in respect of SAP AG shares.
(cc)	Conversion right

If convertible bearer bonds or registered convertible bonds are issued, the holders, or respectively the creditors, of the convertible bonds will have the right to convert their convertible bonds into shares in the Company in accordance with the Bond Terms. The conversion ratio is determined by dividing the principal amount of each definitive Bond (hereinafter also referred to as a Definitive Bond) by the fixed conversion price for one SAP AG share. The conversion ratio may also be determined by dividing the issue price of a Definitive Bond, if lower than the principal amount, by the fixed conversion price for one SAP AG share. Provision may be made for the conversion ratio to be variable and/or the conversion price to be fixed, within a range to be determined, by reference to the development of the price of the SAP AG share during the term of the convertible bond or to be changed as a result of anti-dilution provisions pursuant to lit. (ff). The conversion ratio may in any event be rounded up or down to an integral number; moreover, a provision may be made for an additional cash payment to be effected by the holder or creditor of the Definitive Bond. Where conversion rights to fractional shares arise, provision may be made to permit for these fractional shares to be consolidated in accordance with the Bond Terms such that conversion rights are created that entitle their holders to subscribe for whole shares — where applicable, against an additional cash payment — and/or for these fractional shares to be compensated in cash. The pro rata amount of capital stock represented by the shares to be issued upon conversion of each Definitive Bond must not exceed the principal amount of the Definitive Bond or the issue price of the Definitive Bond, if lower than the principal amount.

(dd)	Option right

If warrant-linked bonds are issued, one or more warrants will be attached to each Definitive Bond entitling the holder or creditor to subscribe for SAP AG shares in accordance with the warrant terms and conditions. Provision may be made for the option price to be fixed, within a range to be determined, by reference to the development of the price of the SAP AG share during the term of the warrant-linked bond or to be changed as a result of anti-dilution provisions pursuant to lit. (ff). The warrant terms and conditions may provide that the option price may also be paid by transferring Definitive Bonds and, if necessary, by effecting an additional cash payment. The relevant conversion ratio will be equal to the principal amount of a Definitive Bond divided by the option price for one SAP AG share. Where subscription rights to fractional shares arise, provision may be made to permit for these fractional shares to be consolidated in accordance with the Bond Terms such that subscription rights are created that entitle their holders to subscribe for whole shares — where applicable, against an additional cash payment — and/or for these fractional shares to be compensated in cash. The pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the principal amount of the Definitive Bond or the issue price of the Definitive Bond, if lower than the principal amount. The maximum term of the option rights is thirty years.
(ee)	Cash payment, granting of existing shares

The Bond Terms may provide that the Company, in the event of a conversion or the exercise of an option, will not grant shares in the Company but will pay the equivalent value in cash which, in accordance with the more detailed Bond Terms, corresponds to the average price of the SAP AG share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the ten trading days preceding or following the date on which conversion is declared or the option is exercised. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. The Bond Terms may also provide that, in the event of a conversion or the exercise of an option, the Company may elect to grant existing shares in the Company rather than new shares.

(ff)	Conversion/option price, anti-dilution provisions

Even in the event of a variable conversion ratio or a variable conversion or option price, the conversion or option price to be determined for each share must be equivalent either — in the event that shareholders’ subscription rights are excluded — to at least 80% of the average price of the SAP AG share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the ten trading days preceding the day on which the Executive Board adopts the resolution on the issue of the convertible or warrant-linked bond (day of the final decision by the Executive Board to submit an offer regarding the subscription of Bonds or regarding the declaration of acceptance by the Company following a request to submit subscription offers, as applicable) or alternatively — in the event that shareholders’ subscription rights are granted — to at least 80% of the average price of the SAP AG share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) in the period from the start of the subscription period to the day immediately preceding the publication of the final terms pursuant to Section 186 (2) sentence 2 AktG. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. Section 9 (1) AktG remains unaffected. Should any dilution of the economic value of the existing conversion or option rights occur during the term of the Bonds or warrants granting a conversion or option right and should no subscription rights be granted by way of compensation, the conversion or option rights may, without prejudice to Section 9 (1) AktG, be adjusted in a manner preserving their value, save to the extent that such adjustment is already governed by mandatory law. In any event, the pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the lower of the principal amount or issue price per Definitive Bond.
(gg)	Granting of shareholders’ subscription rights, exclusion of shareholders’ subscription rights

The shareholders are generally entitled to subscription rights in respect of the Bonds. The Bonds may also be underwritten by one or more credit institutions or a syndicate of credit institutions, or enterprises which have an equivalent status under Section 186 (5) sentence 1 AktG, with the obligation to offer them to the shareholders for subscription (indirect subscription right). If the Bonds are issued by a direct or indirect majority holding of SAP AG, SAP AG must ensure that its shareholders are granted subscription rights in accordance with the foregoing sentences. The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude shareholders’ subscription rights in respect of the Bonds in the following cases:
-	in respect of fractional shares arising as a result of the subscription ratio;

-	to the extent necessary to grant to the holders or creditors of previously issued conversion or option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights;

-	if the issue price of the Bonds is not substantially below their market value determined in accordance with generally accepted methods in particular of finance mathematics. This authorization to exclude shareholders’ subscription rights only applies, however, to Bonds carrying conversion or option rights in respect of shares representing a pro rata amount of capital stock of SAP AG of no more than 10% in aggregate. For the purpose of calculating the 10% threshold, the lower of the amounts of capital stock existing at the time the resolution on this authorization is adopted by the General Meeting of Shareholders or at the time this authorization is exercised will be relevant. The authorized volume will be reduced by the pro rata amount of capital stock represented by any new or repurchased shares which were issued or sold during the term of this authorization subject to the simplified exclusion of shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG as well as by the pro rata amount of capital stock attributable to any option and/or conversion rights under any bonds that were issued on or after May 25, 2011 applying Section 186 (3) sentence 4 AktG mutatis mutandis;
(hh)	Authorization to determine the further details

The Executive Board is authorized to fix, or determine in agreement with the corporate bodies of the majority holdings of SAP AG issuing the convertible or warrant-linked bonds, the further details of the issue and the terms of the Bonds, in particular the interest rate, the issue price, the term and denomination, the conversion or option period, other conditions in line with market standards and, subject to the aforementioned provisions, the conversion or option price and any anti-dilution provisions.

(ii)	Option to have the Supervisory Board’s approval given by a committee

Insofar as the approval of the Supervisory Board is required in accordance with the foregoing, a committee formed by the Supervisory Board may grant this approval in the place of the Supervisory Board.
b)	Cancellation of Contingent Capital IV and Contingent Capital IVa, each resolved by the General Meeting of Shareholders of May 9, 2006

Contingent Capital IV and Contingent Capital IVa, each resolved by the General Meeting of Shareholders of May 9, 2006 under agenda item 11, are cancelled.

c)	Contingent capital increase

The capital stock is subject to a further contingent increase of up to € 100 million by issuing up to 100 million no-par value ordinary voting bearer shares. The contingent capital increase serves to grant shares upon the exercise of conversion or option rights under convertible or warrant-linked bonds issued or guaranteed by the Company or any of its direct or indirect majority holdings by virtue of the above authorization on or before May 24, 2016 to the holders or creditors of convertible bonds or warrants in accordance with the Bond Terms. The new shares will be issued at the respective conversion or option price to be determined in accordance with lit. a) (ff) above. The contingent capital increase will be implemented only to the extent that the holders or creditors of convertible bonds or warrants under warrant-linked bonds issued or guaranteed by SAP AG or any of its direct or indirect majority holdings on or before May 24, 2016 by virtue of the authorization resolved by the General Meeting of Shareholders of May 25, 2011 exercise their conversion or option rights and to the extent that no other methods of servicing these rights are used. The new shares issued as a result of the exercise of the conversion or option right will participate in the profits as from the beginning of the fiscal year in which they are created. The Executive Board is authorized to determine the further details of the implementation of the contingent capital increase.

d)	Amendment of the Articles of Incorporation

Section 4 (8) of the Articles of Incorporation is amended to read as follows:

“The capital stock shall be subject to a further contingent increase by up to € 100 million by issuing up to 100 million no-par value ordinary voting bearer shares (Contingent Capital IV). The contingent capital increase shall be implemented only to the extent that the holders or creditors of convertible bonds or warrants under warrant-linked bonds issued or guaranteed by SAP AG or any of its direct or indirect majority holdings on or before May 24, 2016 by virtue of the authorization resolved by the General Meeting of Shareholders of May 25, 2011 exercise their conversion or option rights and no other methods for servicing these rights are used. The new shares shall in each case be issued at the conversion or option price to be determined in accordance with the above authorization resolution. The new shares shall participate in the profits as from the beginning of the fiscal year in which they are created as a result of the exercise of conversion or option rights. The Executive Board shall be authorized to determine the further details of the implementation of the contingent capital increase.”

Section 4 (8a) of the Articles of Incorporation is deleted.

8.	Resolution on the approval of a Control and Profit Transfer Agreement between SAP AG and a subsidiary

On March 23, 2011, SAP AG and SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, a wholly-owned subsidiary of SAP AG having its registered office in Walldorf, entered into a Control and Profit Transfer Agreement (hereinafter also the Agreement).

The key terms of the Control and Profit Transfer Agreement between SAP AG and SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH (hereinafter also the Subsidiary) dated March 23, 2011 are as follows:
-	The Subsidiary places the management of its company under the control of SAP AG. SAP AG is thus authorized to issue directions to the Subsidiary’s management with respect to managing the company’s business. The Subsidiary’s management is obligated to comply with these directions. SAP AG may not issue directions to the Subsidiary’s management concerning the amendment, maintenance or termination of the Control and Profit Transfer Agreement.

-	The Subsidiary undertakes to transfer all of its profits to SAP AG during the term of the Agreement. In accordance with Section 301 AktG as currently in force, the amount to be transferred, subject to the establishment and dissolution of reserves in compliance with the limitations set out below, will be the annual net profit arising without the transfer of profits in accordance with the relevant provisions of German commercial law, less any loss carried forward from the preceding year, any amount to be transferred to the statutory reserve pursuant to Section 300 AktG and the amount not available for distribution pursuant to Section 268 (8) HGB. Should Section 301 AktG be amended in future, it will apply mutatis mutandis as amended from time to time. The obligation to transfer profits will for the first time apply for the full fiscal year of the Subsidiary in which the Agreement takes effect. The claim for transfer of profits will arise and fall due at the end of each fiscal year, and interest will be payable thereon as from such date in accordance with Sections 352 (1), 353 HGB.

-	The Subsidiary may allocate amounts from the annual net profit to the revenue reserves pursuant to Section 272 (3) HGB with the consent of SAP AG, only to the extent this is permissible under applicable commercial law and justified in economic terms on the basis of reasonable commercial assessment. Any other revenue reserves pursuant to Section 272 (3) HGB established during the term of the Agreement must, upon SAP AG’s request, be dissolved and used to compensate any annual net loss or transferred as profits. Any other reserves and any profit carried forward from the period prior to the date of the Agreement must neither be transferred as profits nor used to compensate any annual net loss.

-	In accordance with Section 302 (1) AktG, SAP AG will be obligated to compensate any annual net loss of the Subsidiary which would otherwise arise during the term of the Agreement in accordance with the relevant provisions of applicable commercial law, unless such annual net loss is compensated by withdrawal of any amounts in accordance with the provisions of the Agreement as described above from the other revenue reserves pursuant to Section 272 (3) HGB which were allocated to such reserves during the term of the Agreement. Should Section 302 (1) AktG be amended in future, it will apply as amended from time to time. The other paragraphs of Section 302 AktG will also apply mutatis mutandis as amended from time to time. (The current version of the relevant paragraphs (3) and (4) of Section 302 AktG reads as follows: (3) “The company may only waive or compromise any claim for compensation after the expiration of three years from the date on which the registration of termination of the agreement in the commercial register has been published pursuant to Section 10 of the Commercial Code. The foregoing will not apply if the party obligated to compensate is insolvent and enters into a settlement with its creditors to avoid insolvency proceedings or if provisions governing the compensation obligation are included in an insolvency plan. Such waiver or settlement will only become effective if the outside shareholders consent to such waiver or settlement by separate resolution and no minority whose holding in aggregate equals or exceeds one-tenth of the share capital represented at the passing of the resolution has recorded an objection in the minutes.” (4) “Any claims under the foregoing provisions will become time-barred after ten years starting from the date on which the registration of termination of the agreement in the commercial register has been published pursuant to Section 10 of the Commercial Code.”) The obligation to assume losses will for the first time apply for the full fiscal year of the Subsidiary in which the Agreement takes effect. The claim for assumption of losses will arise and fall due at the end of each fiscal year, and interest will be payable thereon as from such date in accordance with Sections 352 (1), 353 HGB.
-	The Agreement requires the approval of the General Meeting of Shareholders of SAP AG and the shareholders’ meeting (Gesellschafterversammlung) of the Subsidiary in order to be effective. The Agreement will become effective upon registration in the commercial register at the place where the Subsidiary has its registered office.

-	The Agreement is concluded for a term of five full years (which do not have to coincide with the calendar year) as from the beginning of the Subsidiary’s fiscal year in which the Agreement becomes effective upon registration in the commercial register of the Subsidiary, but no earlier than from the beginning of the fiscal year to which Section 14 (1) sentence 1 of the German Corporate Income Tax Act (Körperschaftsteuergesetz) applies for the first time (the Minimum Term). The Agreement may not be terminated during the initial five-year term. After the Minimum Term, the Agreement will be automatically renewed for an additional period of one year, unless terminated in writing by either party upon three months’ notice to the end of the calendar year. In order to determine whether or not the notice period has been observed, the time of receipt of the notice of termination by the respective other party shall be decisive. In the event that a fiscal year of the Subsidiary during the term of this Agreement comprises less than twelve calendar months or a fiscal unity for corporation tax purposes (körperschaftsteuerliche Organschaft) is not recognized by the tax authorities for the first year of validity of this Agreement, the Minimum Term of the Agreement is extended by additional complete (short) fiscal years up to the expiration of at least five full years (which do not have to coincide with the calendar year).

-	The right of either party to terminate the Agreement for cause without observing any notice period will remain unaffected. SAP AG will in particular be entitled to terminate the Agreement for cause in the event that SAP AG ceases to hold the majority of the voting rights in the Subsidiary or for any other reason within the meaning of R 60 (6) of the German Income Tax Rules of 2004 (Körperschaftsteuer-Richtlinien 2004) or any other provision replacing such provision.

-	By entering into this Agreement, the parties among other things intend to effectively establish a fiscal unity for income tax purposes (ertragsteuerliche Organschaft). Should any provision of the Agreement be or become invalid or impracticable in whole or in part, or should a gap be identified in the Agreement, this will not affect the validity of the Agreement as a whole. The invalid or impracticable provision will be replaced by a valid provision that corresponds to the economic intent of the Agreement. In the event of any gap, such provision is to be agreed as would have been agreed in line with the intent and purpose of the Agreement had the parties been aware of the gap.
SAP AG is the sole shareholder of the Subsidiary and will still be its sole shareholder on the date of the General Meeting of Shareholders. For this reason, SAP AG is not required to make any compensation or consideration payments pursuant to Sections 304 and 305 AktG to outside shareholders of the Subsidiary. For the same reason, the Agreement need not be reviewed by a contract auditor (Vertragsprüfer).

The Control and Profit Transfer Agreement will take effect only upon both the approval of the General Meeting of Shareholders of SAP AG and the shareholders’ meeting of the Subsidiary.

The Executive Board and the Supervisory Board propose that the Control and Profit Transfer Agreement concluded on March 23, 2011 between SAP AG and SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH with its registered office in Walldorf be approved.

The following documents can be viewed on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders:
-	the Control and Profit Transfer Agreement dated March 23, 2011 between SAP AG and the Subsidiary;

-	the adopted annual financial statements and the approved group financial statements as well as the management reports for SAP AG and the group for fiscal years 2008, 2009 and 2010;

-	the opening balance sheet of the Subsidiary;

-	the joint report by the Executive Board of SAP AG and the management of the Subsidiary delivered in accordance with Section 293a AktG.
***

II.	REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 7
Report of the Executive Board pursuant to Section 221 (4) sentence 2 in conjunction with Section 186 (4) sentence 2 AktG
By two resolutions adopted by the General Meeting of Shareholders of May 9, 2006, the Executive Board was authorized to issue bearer and/or registered convertible and/or warrant-linked bonds on one or more occasions on or before May 8, 2011 in an aggregate principal amount of up to € 5 billion in each case. In view of the fact that these existing authorizations have expired without having been exercised, it is proposed to the General Meeting of Shareholders of May 25, 2011 that a new authorization be granted for the issue of convertible and/or warrant-linked bonds (hereinafter also referred to as the Bonds). The authorization proposed under item 7 on the agenda of the General Meeting of Shareholders of May 25, 2011 permits the issue of Bonds carrying conversion or option rights in respect of SAP AG shares representing a pro rata amount of capital stock of up to € 100 million.
Adequate capital resources are an important requirement for the Company’s development. The issue of convertible and/or warrant-linked bonds offers the Company attractive financing opportunities at relatively low interest, and the proposed authorization is designed to again open up these opportunities to the Company. The authorization gives the Company the flexibility required to raise capital, depending on the situation prevailing on the market, in the German capital market or even in the international capital market, in particular through direct or indirect majority holdings of SAP AG.
The authorization provides that the convertible and/or warrant-linked bonds are generally to be offered to the shareholders for subscription (Section 221 (4) AktG in conjunction with Section 186 (1) AktG). In order to facilitate implementation, use may in this regard be made of the option to offer the convertible and/or warrant-linked bonds to one or more credit institutions or a syndicate of credit institutions, or enterprises which have an equivalent status under Section 186 (5) sentence 1 AktG, with the obligation to offer the Bonds to the shareholders for subscription in accordance with their subscription rights (indirect shareholders’ subscription right within the meaning of Section 186 (5) sentence 1 AktG). If the Bonds are issued by a direct or indirect majority holding of SAP AG, SAP AG must ensure that the subscription rights of SAP AG shareholders are granted in accordance with the foregoing sentences.
The resolution proposal, however, provides for the option to exclude the shareholders’ subscription rights in respect of the Bonds in the following cases:
It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. Such fractional shares may result from the amount of the issue volume and the determination of a practicable subscription ratio. An exclusion of the shareholders’ subscription rights in these cases facilitates the implementation of the capital-related measure, in particular of the shareholders’ subscription rights.
It is further proposed that the Executive Board be granted the option, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in order to grant to the holders or creditors of previously issued conversion and option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights. This will permit to grant to the holders or creditors of conversion or option rights already existing at this point in time subscription rights in lieu of a reduction of the conversion or option price as anti-dilution protection. Equipping bonds with anti-dilution protection is in line with standard market practice.
It is further proposed that the Executive Board be authorized, applying Section 186 (3) sentence 4 AktG mutatis mutandis, to exclude, subject to the consent of the Supervisory Board, the shareholders’

subscription rights if the Bonds are issued at a price that is not substantially below their market value determined in accordance with generally accepted methods in particular of finance mathematics. This can be expedient in order to promptly respond to favorable conditions on the stock exchange and to quickly and flexibly place a Bond in the market on attractive conditions. The equity markets have become clearly more volatile. The ability to promptly react to market developments will therefore be vital for the result of the issue to be as favorable as possible. Favorable conditions that are as “near market” as possible can generally be established only if the Company is not bound by those conditions for an excessively long offer period. The issue of subscription rights generally requires a significant safety margin to be deducted in order to ensure the attractiveness of the conditions and thus the issue’s chances of success over the entire offer period. It is true that Section 186 (2) AktG allows the subscription price (and thus the terms and conditions of the Bonds in the case of convertible and/or warrant-linked bonds) to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the terms and conditions of the bonds and thus to conditions that are not optimal. In addition, even where shareholders’ subscription rights are granted, a full placement will not automatically be ensured and an alternative placement with third parties will in any event involve additional expenses given the uncertainty of the exercise of such rights (subscription behavior). Finally, if the Company were to grant subscription rights, it would not be in a position to promptly react to a change in market conditions due to the length of the subscription period but would be exposed to declining share prices during the subscription period, which could lead to less favorable opportunities for the Company to procure capital.
In this case of exclusion of shareholders’ subscription rights in connection with the issue of convertible and warrant-linked bonds, the provision set forth in Section 186 (3) sentence 4 AktG regarding the simplified exclusion of shareholders’ subscription rights applies mutatis mutandis pursuant to Section 221 (4) sentence 2 AktG. In order to comply with the threshold of 10% of capital stock that is applicable to the simplified exclusion of shareholders’ subscription rights provided for in Section 186 (3) sentence 4 AktG, the authorization concerning the simplified exclusion of shareholders’ subscription rights is limited to the issue of Bonds carrying conversion or option rights in respect of shares representing a pro rata amount of no more than 10% of the Company’s capital stock in aggregate. The resolution proposal under agenda item 7 provides that, for the purpose of calculating the 10% threshold, the lower of the amounts of capital stock existing at the time the resolution concerning this authorization is adopted by the General Meeting of Shareholders of May 25, 2011 or at the time the authorization is exercised is to be relevant. Moreover, the resolution proposal provides for a deduction clause pursuant to which the 10% threshold will be reduced to the extent that other authorizations concerning the simplified exclusion of shareholders’ subscription rights are exercised after adoption of the resolution by the General Meeting of Shareholders of May 25, 2011.
The interests of the shareholders are safeguarded by the fact that the Bonds must not be issued substantially below their market value. This will prevent a significant economic dilution of the value of the shares. Whether or not the Bonds are issued substantially below their market value will be determined by calculating the market value of the convertible or warrant-linked bonds in accordance with generally accepted methods in particular of finance mathematics and comparing it with the offer price. The Executive Board will in its price determination, taking into account the situation then prevailing on the capital market, ensure that the deduction from the market value will be as low as possible. If the Executive Board considers it appropriate in any given situation to seek professional advice, it may rely on the support of third parties. For instance, a bank (or underwriting bank) involved in the issue may confirm in an appropriate form that the issue price will not be substantially below the market value of the shares. This may also be confirmed by a bank not involved in the issue or an auditing firm or any other expert. Such an effect would reduce the calculated value of a subscription right to virtually zero, so that no appreciable economic disadvantage will be suffered by the shareholders due to the exclusion of their subscription rights.

Irrespective of such an examination by the Executive Board, the establishment of conditions that are in line with market standards and the associated avoidance of any appreciable dilution of the share value may also be achieved by a bookbuilding process. In such a process, the convertible or warrant-linked bonds are not offered at a fixed issue price but the issue price and/or individual conditions of the convertible and/or warrant-linked bonds (e.g. interest rate and conversion or option price) will be established on the basis of the purchase orders submitted by investors. As a result, the total value of the Bonds will be determined “near market”.
All of these measures will ensure that the value of the Company’s shares is not significantly diluted as a result of the exclusion of shareholders’ subscription rights. Moreover, the shareholders intending to maintain their share in the Company’s capital stock have the option to acquire shares on the stock exchange on almost identical conditions.
The purpose of Contingent Capital IV that is to be newly created is to service the conversion or option rights linked to the convertible and/or warrant-linked bonds to the extent that no other methods of servicing these rights are used. The issue price of the new shares will be determined in accordance with lit. a) (ff) of the resolution proposed. In this provision, the bases for the determination of the minimum issue amount are stipulated in accordance with Section 193 (2) no. 3 AktG, as a result of which the Company will have extensive flexibility in fixing the terms and conditions of the Bonds.
According to the resolution proposal, the conversion or option price to be determined for each share must, even in the event of a variable conversion ratio or a variable conversion or option price, be equivalent either — in the event that shareholders’ subscription rights are excluded — to at least 80% of the average price of the SAP AG share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the ten trading days preceding the day on which the Executive Board adopts the resolution on the issue of the convertible or warrant-linked bond or — in the event that shareholders’ subscription rights are granted — to at least 80% of the average price of the SAP AG share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) in the period from the start of the subscription period to the day immediately preceding the publication of the final terms pursuant to Section 186 (2) sentence 2 AktG. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place in the relevant electronic trading system on a trading day or, in the absence of any such auction, the last price determined in the relevant electronic trading system on that trading day. Section 9 (1) AktG is to remain unaffected, which means that shares must in no event be issued at a price below the pro rata amount of capital stock represented by them. Should any dilution of the economic value of the existing conversion or option rights occur during the term of the Bonds or warrants granting a conversion or option right and should no subscription rights be granted by way of compensation, it is intended that it should be possible for the conversion or option rights to be adjusted, without prejudice to Section 9 (1) AktG, in a manner preserving their value save to the extent that such adjustment is already governed by mandatory law. This will give the Executive Board the opportunity to include such dilution protection provisions as are customarily required in the Bond Terms. In any event, the pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the lower of the principal amount or issue price per Definitive Bond.
However, it is intended that it should also be possible to provide in the Bond Terms that the Company, in the event of a conversion or the exercise of an option, will not grant shares in the Company but will pay the equivalent value in cash or that the Company may elect to grant existing shares in the Company rather than new shares.

The Executive Board will report to the General Meeting of Shareholders on each exercise of the authorization to issue convertible and/or warrant-linked bonds.

III.	FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

1.	Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)	Application to attend and proof
Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company. Application must be made in German or English and must be received by the Company in text form (Section 126b of the German Civil Code (Bürgerliches Gesetzbuch; BGB)). Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English. The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs Central European Summer Time (CEST)) of May 4, 2011 (the Record Date). The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 18, 2011 at the address below:
SAP AG
c/o Deutsche WertpapierService Bank AG (dwpbank)
WASHV
Wildunger Straße 14
D-60487 Frankfurt am Main
or by fax: +49(0)69 5099 1110
or by e-mail: hv-eintrittskarten@dwpbank.de
b)	Relevance of the Record Date
In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding, as described above, has been furnished. Any changes in shareholdings occurring after the Record Date are of no relevance in this regard. Shareholders who have purchased their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders. Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they sold their shares after the Record Date. The Record Date will not affect the calculation of the shareholders’ dividend entitlement.
c)	Ordering admission tickets
Following receipt of the application to attend and proof of their shareholdings by the Company at the above mailing address, fax number or e-mail address, the shareholders will be issued with admission tickets serving as identification for attendance and for the exercise of their voting rights. Most depositary institutions will ensure timely receipt of the admission tickets, provided that shareholders complete the forms for ordering admission tickets sent to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends.

2.	Voting by post
Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders. This, too, requires orderly submission of the application and of proof of their shareholding, as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). Voting by post must be performed in writing, using the (postal voting) form which is printed on the admission ticket and which is also available on the Internet at http://www.sap.com/agm. The form used for postal voting must be received by the Company, fully completed and in particular marked with the admission ticket number, by May 24, 2011 (day of receipt of post) by the Company at the following address:
SAP AG
c/o Computershare HV-Services AG
Prannerstraße 8
D-80333 Munich
The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on May 24, 2011, on fax number +49 (0)89 30903 74675.
Postal voting will be limited to voting on resolution proposals of the Executive Board and/or Supervisory Board that were published in the invitation to the General Meeting of Shareholders (including a potential adjustment of the resolution on the appropriation of retained earnings to reflect the number of shares carrying dividend rights existing at the time the resolution is adopted) as well as on shareholders’ resolution proposals published together with any addition to the agenda pursuant to Section 122 (2) AktG.
Votes cast by post may be revoked or amended by written notice directed at the address specified above (in this section 2) by May 24, 2011 (day of receipt of post) or by transmitting the written notice by fax to the number specified above (+49 (0)89 30903 74675) by 12.00 hrs (CEST) (time of receipt of fax). The right to attend the General Meeting of Shareholders remains unaffected. If shareholders wish to attend the General Meeting of Shareholders either themselves or through a proxy and to represent the relevant shares, i.e. to exercise the shareholder rights arising from such shares, despite having previously cast their votes by post, this will be possible but will be deemed a revocation of the votes cast by post. This also applies in the event that shareholders, either themselves or through a proxy, participate in the General Meeting of Shareholders by way of online participation (see section 3 below).
3.	Online participation in the General Meeting of Shareholders
Within the scope specified below, shareholders also have the option to participate in the General Meeting of Shareholders directly via the Internet, i.e. without having to be physically present at the place where it is held (online participation). This, too, requires orderly submission of the application and of proof of their shareholding, as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). From 8.00 hrs (CEST) on May 25, 2011, shareholders can log in to the online participation system on http://www.sap.com/agm by entering the required access data and will then be able to participate online in the General Meeting of Shareholders from its beginning. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code, which, together with the admission ticket number and the validation code, allows them to again access the online participation system, if required, as well as the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies (see section 4 lit. c) below for more detail).

Online participation is not possible if the relevant shares are represented by a participant (the shareholder or his/her proxy) who is present at the place where the General Meeting of Shareholders is held.
Persons participating online will be able to follow the entire General Meeting of Shareholders audio-visually via the Internet, to cast their votes in realtime in the voting procedure and to inspect the list of participants of the General Meeting of Shareholders electronically. Any further options of exercising shareholder rights by way of online participation will not be available for technical and organizational reasons. If participants wish to discontinue their online participation before the voting procedure begins, they may (among other options) authorize the Company proxies to exercise the participants’ voting rights in accordance with their instructions.
4.	Voting by proxy

a)	Option to vote by proxy
Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice. In this case, too, orderly submission of the application to attend and of proof of shareholding is required as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.
The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other qualifications. Subject to such restrictions, a proxy may, even if the admission ticket is not made out in his or her name, exercise voting rights by way of postal voting or online participation, provided the requirements set out in section 2 (Voting by post) and/or section 2 (Online participation in the General Meeting of Shareholders) are fulfilled. For processing reasons, online participation by the proxy is only possible once the Company has received the relevant declaration of authorization or other proof of proxy authorization, in each case in due form, and the proxy has been registered in the system on this basis as a person who has been granted access. Timely registration of the proxy in the system will in any event be ensured if and as soon as the relevant proxy authorization or the relevant proof has been transmitted to the e-mail address specified in lit. d) of this section 4 in one of the formats indicated.
b)	Form of proxy authorization
Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB). The special provisions set out below (see lit. c)) additionally apply where authorization is granted to proxies designated by the Company. In the event that proxy authorization is granted to banks, shareholders’ associations or persons or institutions which have an equivalent status under Section 135 (8) and (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case. Banks, shareholders’ associations and persons which have an equivalent status under Section 135 (8) and (10) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG. Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)	Proxies designated by the Company, special provisions regarding their authorization
Within the scope specified below, we offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders’ instructions. The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights. The proxies designated by the Company are obligated to vote in accordance with the instructions given to them. The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company in text form and also via the Internet dialogue provided by the Company for this purpose at http://www.sap.com/agm. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code, which, together with the admission ticket number and the validation code, allows them to again access the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies at a later time, as well as to access the online participation system (see section 3 above for more detail). Authorizations and instructions to the Company proxies may still be given and/or modified online during the General Meeting of Shareholders until the commencement of the voting procedure. Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of Shareholders to do so. Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure.
If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see section 2 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares. Equally, the Company proxies will not exercise any authorization granted to them and will not represent the relevant shares if the relevant shares are represented by another participant (a shareholder or his/her proxy) who is physically present at the place of the General Meeting of Shareholders or by way of online participation.
d)	Proof of proxy authorization
If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required. If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where a bank or shareholders’ association is appointed proxy. The granting of proxy authorization may be proven, for example, by the proxy presenting the document confirming his or her authorization in due form at the entry controls on the day of the General Meeting of Shareholders, or by (the shareholder or proxy) sending proof of authorization to the Company in advance. Such proof may be directed to the postal address or fax number of the Company stated in section 1 for the application to attend. In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to: sap-hv2011@computershare.de. It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (with the possibility of existing e-mails being forwarded). The Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the admission ticket number. The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company, in which case no separate proof is required.

e)	Multiple proxies
If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.
f)	Forms
Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following submission of the application and proof of shareholding in due time and form. A screen form can also be accessed via the Internet dialogue provided by the Company for granting proxy authorizations and issuing instructions to Company proxies. A printable form for granting proxy authorization and, as appropriate, issuing instructions is also available on the Internet at http://www.sap.com/agm. To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies. Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.
5.	Live transmission of the General Meeting of Shareholders on the Internet
All shareholders of SAP AG and the interested general public may follow the entire General Meeting of Shareholders on May 25, 2011 from 10.00 hrs (CEST) live on the Internet. Unrestricted online access to the live transmission will be possible via the Internet at http://www.sap.com/agm. The opening by the chairman as well as the speeches by the Co-CEOs will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.
6.	Shareholder rights

a)	Requests for additional agenda items pursuant to Section 122 (2) AktG
Shareholders collectively holding at least one twentieth of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by the corresponding grounds or a resolution proposal. Such requests must be made in writing to the Company’s Executive Board and must have been received by the Company by 24.00 hrs (CEST) on April 24, 2011. The request may be sent to the following address: SAP AG, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.
Section 142 (2) sentence 2 AktG, which provides that shareholders requesting additional agenda items must submit proof that they have been holding the shares for at least three months prior to the date of the General Meeting of Shareholders and that they will continue to hold the shares up to the date on which a decision on their request is taken, applies mutatis mutandis in accordance with Section 122 (2) sentence 1 AktG. In this respect, the Company will accept proof that shareholders requesting additional agenda items have been holding the shares required for the quorum to be achieved (see above) at least since the beginning (i.e. 0.00 hrs (CEST)) of February 25, 2011 up to the beginning of the day on which the request for additional agenda items is dispatched. Shareholding periods of third parties will be taken into account in accordance with Section 70 AktG.
Any additions to the agenda which require publication and were not published in the calling notice will be published in the electronic version of the German Federal Gazette as soon as they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union. Any requests for additional items to be added to the agenda within the meaning of Section 122 (2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at http://www.sap.com/agm and will be communicated to the shareholders as soon as they have been received by the Company.
b)	Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG
At the General Meeting of Shareholders, shareholders or their proxies may make applications and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other special action being required prior to the General Meeting of Shareholders.
Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at http://www.sap.com/agm, including the name of the shareholder concerned, the relevant reasons (which, however, are not required for nominations) and, if appropriate, a statement by the management if received by the end (i.e. 24.00 hrs (CEST)) of May 10, 2011 at
SAP AG
Investor Relations
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Fax: +49 (0)6227/7-40805
E-mail: investor@sap.com
and if the remaining requirements with regard to the Company’s duty to disclose pursuant to Section 126 and Section 127 AktG are complied with.
c)	Shareholders’ right to information pursuant to Section 131 (1) AktG
Under Section 131 (1) AktG, any shareholder (or his/her proxy) must upon request be given information by the Executive Board at the General Meeting of Shareholders relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information. Moreover, in respect of agenda item 8, the Executive Board, pursuant to Section 293g (3) AktG, must provide to each shareholder (or his/her proxy) who makes a corresponding oral request at the General Meeting of Shareholders information relating to the affairs of the Subsidiary referred to in this item to the extent that they are material in connection with the conclusion of the Agreement.
d)	Further information
Further information on the shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at http://www.sap.com/agm.
7.	Website offering information and publication of the invitation
This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Section 122 (2) AktG and other information are available on the Internet at http://www.sap.com/agm. The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, was published in the electronic German Federal Gazette dated April 15, 2011 and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.
8.	Total number of shares and voting rights
On the date on which the General Meeting of Shareholders is called, the Company has a capital stock of € 1,227,593,197.00, which is divided into 1,227,593,197 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).
Walldorf, April 2011
SAP AG
The Executive Board